Filed pursuant to Rule 433
January 21, 2009
Relating to
Preliminary Prospectus Supplement dated January 21, 2009 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483
Duke Energy Corporation
6.30% Senior Notes due 2014
Pricing Term Sheet

Issuer:	Duke Energy Corporation

Ratings (Moody’s/ S&P):	Baa2/BBB+

Settlement:	January 26, 2009 (T+3)

Trade Date:	January 21, 2009

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing
August 1, 2009

Security Description:	6.30% Senior Notes due 2014

Principal Amount:	$750,000,000

Maturity:	February 1, 2014

Coupon:	6.30%

Benchmark Treasury:	1.500% due December 31, 2013

Benchmark Treasury Yield:	1.594%

Spread to Benchmark Treasury:	+475 bps

Yield to Maturity:	6.344%

Initial Price to Public:	99.812% per Note

Redemption Provisions:

Make-Whole Call:	+50 bps

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP:	264399EQ5

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

Co-Managers	Banca IMI S.p.A.
BBVA Securities, Inc.
Mitsubishi UFJ Securities International plc
Mizuho Securities USA Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at (800) 294-1322, J.P. Morgan Securities Inc. at (212) 834-4533 or Morgan Stanley & Co. Incorporated at (866) 718-1649.

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